UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Shark Wheel, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    October 23, 2012

Physical address of issuer
22600 Lambert St. , 704-A, Lake Forest, CA 92630

Website of issuer
www.sharkwheel.com

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,489,554.00	$315,811.00
Cash & Cash Equivalents	$247,545.00	$662,576.00
Accounts Receivable	$2,335,180.00	$107,903.00
Short-term Debt	$74,096.00	$333,614.00
Long-term Debt	$2,135,089.00	$0.00
Revenues/Sales	$611,690.00	$770,699.00
Cost of Goods Sold	$412,667.00	$519,629.00
Taxes Paid	$7,575.00	$5,494.00
Net Income	-$992,571.00	-$777,236.00


April 25, 2019

FORM C-AR

Shark Wheel, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Shark Wheel, Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.sharkwheel.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2019

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Shark Wheel, Inc. (the "Company") is a California Corporation, formed on October 23, 2012. The Company was formerly known as not applicable. The Company is currently also conducting business under the name of not applicable.

The Company is located at 22600 Lambert St. , 704-A, Lake Forest, CA 92630.

The Company's website is www.sharkwheel.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Shark Wheel makes sine wave shaped wheels for various industries.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of

business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on David Patrick and Gary Fleishman who are CTO, and CEO, 10/24/2012-current of the Company. The Company has or intends to enter into employment agreements with David Patrick and Gary Fleishman although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of David Patrick and Gary Fleishman or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents, trademarks, and licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on David Patrick and Gary Fleishman in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of David Patrick and Gary Fleishman die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.

We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

The seasonality of our business places increased strain on our operations.

A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.

We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

Failure to execute our inventory management process could adversely affect our business.

We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy

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snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.

Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Shark Wheel makes sine wave shaped wheels for various industries.

Business Plan

Shark Wheel's skateboarding division has shown growth year-over-year, Shark Wheel has invested heavily in R&D over the last 3 years. The launch of its luggage in Q4 2018 and its roller skate in 2019 are the first revenues outside of the skateboarding business. A pallet jack deal is on the horizon, as well as many other deals. Shark Wheel just received a third Walmart order. Shark Wheel just won a Phase II government grant (pending an audit). Shark Wheel will act as OEM and sell to various wheel industries. In the wheel world, there are standard sizes of wheels that work across different market segments. As an example, the wheel (caster) that works on luggage also works on tool boxes. Another example are wheels that are made for children's wagons also work on golf caddies. Shark Wheel will look to sign licensing deals in a variety of industries.

History of the Business

Conversion from Shark Wheel LLC to Shark Wheel, Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
Skateboard wheels	sine wave shaped skateboard and longboard wheels as well as complete boards and accessories. sine wave wheels for luggage and roller skates.	skateboarding, longboarding, roller skates and luggage.

pallet jacks, wagons, office chairs and other markets.

domestic and international distribution.

Competition

The Company's primary competitors are Other skateboard and longboard companies currently. other luggage companies and roller skate companies.

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Shark Wheel is a growing entity in revenue and name recognition. Shark Wheel has received a lot of media attention from Shark Tank, the Discovery Channel FOX and other media outlets.

Supply Chain and Customer Base

Elasco Inc. - skateboard polyurethane Impexio Engineering - Metal machining

Skateboarders and longboarders around the world ages 5-85. Luggage users. Roller skate users.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US10118439 B1	Wheel Having a Sinusoidal Circumference	Sine wave wheel for multiple applications	November 14, 2012	November 6, 2018	United States

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
20138006443 4.1	goods	class 28		May 7, 2017	china
4,842,437	goods	class 28		October 27, 2015	united states

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Shark Wheel	Tri-Athalon	Use of sine wave shaped luggage wheels	December 31, 2022
Shark Wheel	Farrier Depot	Exclusivity for	August 30,

		sine wave wheels into the Farrier industry	2020

Just issued Chinese patent. Just received accepted claims on European Union patent.

Governmental/Regulatory Approval and Compliance

not applicable

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 22600 Lambert St. , 704-A, Lake Forest, CA 92630

The Company has the following additional addresses:

The Company conducts business in .

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Shark Wheel Industrial Products	Limited Liability Company	california	March 15, 2018	100.0%
Shark Wheel Sports	Limited Liability Company	california	July 20, 2016	100.0%
Shark Wheel Skate	Limited Liability Company	california	March 11, 2013	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Patrick

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, 10/24/2012, no end date

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CTO, 10/24/2012, no end date

Education

Some college

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	15,934,352
Voting Rights	voting
Anti-Dilution Rights	not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	not applicable

Type of security	
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Securities issued pursuant to Regulation CF:

Type of security	_____
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	
Name of creditor	not applicable
Amount outstanding	$0.00
Interest rate and payment schedule	not applicable
Amortization schedule	not applicable
Describe any collateral or security	not applicable
Maturity date	
Other material terms	not applicable

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	250,000	$250,000.00	R&D, operating costs, inventory purchases	December 28, 2017	Rule 506(c)
LLC/Membership Interests	250,000	$250,000.00	R&D, operating costs, inventory purchases	November 27, 2017	Rule 506(c)
LLC/Membership Interests	250,000	$250,000.00	R&D, operating costs, inventory purchases	December 12, 2017	Rule 506(c)
_____ _____					Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are Zack Fleishman, Gary Fleishman, and David Patrick.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Zack Fleishman	20.0%
Gary Fleishman	23.0%
David Patrick	20.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$394,124.00	-$608,296.00	$0.00

Operations

Shark Wheel continues to grow its gross revenue numbers year-over-year. Shark Wheel received favorable scientific testing results from San Diego State University and its pallet jack partner that figures to accelerate additional deals. Shark Wheel is attempting to scale its business without building the size of its payroll too much.

The team is working hard to enter profitability through a variety of channels and industries. Shark Wheel has acquired talent to expand its skateboard sales through multiple channels. Industrial applications should generate revenue in 2018.

Liquidity and Capital Resources

On January 31, 2019, the Company conducted an offering pursuant to Regulation CF and raised $534,920.52.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Yes. Shark Wheel raised $534,920.52 at the time of this submission on Start Engine.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	CEO - Gary Fleishman
Relationship to the Company	CEO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	$125 interest per month (0.5% per month)
Benefits or compensation received by Company	$25,000 loan
Description of the transaction	CEO loaned $25,000 to company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Zack Fleishman
(Signature)

Zack Fleishman
(Name)

Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Shark Wheel Inc.
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
K1 Income	-703,372.00
Miscellaneous Income	218.00
Total Income	-703,154.00
Expense	
INDIRECT EXPENSES	
Automobile Expense	97.82
Bank Service Charges	20.00
Executive Compensation	4,146.00
Legal Services	
Olcott International	1,564.00
Total Legal Services	1,564.00
Meals (50%)	2,806.00
Professional Fees	
Accounting	
Fleming & Co	2,837.50
Total Accounting	2,837.50
Donna Thompson	1,346.00
George Wong	12,000.00
Meld Valuation	2,100.00
Total Professional Fees	18,283.50
Start Engine Expense	80.00
Tax and License Expense	
Franchise Tax Board	1,600.00
Total Tax and License Expense	1,600.00
Total INDIRECT EXPENSES	28,597.32
UNALLOWABLE EXPENSES	
Advertising and Promotion	498.00
Amortization	2,058.00
Interest Expense	
Convertible Note Interest Exp	4,684.83
Total Interest Expense	4,684.83
Misc	-0.01
Professional Fees-Unallowable	
Cap Shares	665.00
Stock Issuance	51,598.32
Total Professional Fees-Unallowable	52,263.32
Total UNALLOWABLE EXPENSES	59,504.14
Total Expense	88,101.46
Net Ordinary Income	-791,255.46
Net Income	**-791,255.46**

Shark Wheel Inc.
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
B of A #6013	381,677.01
Total Checking/Savings	381,677.01
Other Current Assets	
AR Bladesphere, LLC	2,009.00
Intercompany Account Receivable	
Intercompany SW Sports LLC	20,000.00
SW Skate, LLC #3329 - OPS	1,296,769.62
Total Intercompany Account Receivable	1,316,769.62
Stock Subscription Receivable	40,690.27
Total Other Current Assets	1,359,468.89
Total Current Assets	1,741,145.90
Other Assets	
Accumulated Amortization	-5,681.00
Intangible Asset	20,327.00
Investments	
Shiver LLC	-13,955.00
SW Industrial Products, LLC	-151,688.00
SW Skate LLC	-673,236.00
SW Sports LLC.	44,696.00
Total Investments	-794,183.00
Total Other Assets	-779,537.00
TOTAL ASSETS	**961,608.90**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued Accounts Payable	2,837.50
Intercompany Liabilities	
Intercompany Shiver LLC	1.00
Intercompany SW Industrial Prod	8,691.00
Intercompany SW Skate, LLC	136,200.10
Total Intercompany Liabilities	144,892.10
Total Other Current Liabilities	147,729.60
Total Current Liabilities	147,729.60
Total Liabilities	147,729.60
Equity	
Member Equity	
SW LLC #01Gary Fleishman	18,000.00
SW LLC #02 Antle - Hui	27,000.00
SW LLC #03 Mark Alpert	25,000.00
SW LLC #04 Steven Maizer	25,000.00
SW LLC #05 Nicole Ifler	25,000.00
SW LLC #09 Weissnik Wise Inv	250,000.00
SW LLC #11 Andrew Kozlowski	53,842.52
SW LLC #17 Malkie Stamler	50,000.00
SW LLC #21 Jake Adee	1,828.00
SW LLC #22 Christopher Patrick	919.00
SW LLC #23 Cesar Mora	568.00
SW LLC #24 Pedro Valdez	8,575.00
SW LLC #25 George Wong	9,056.00
SW LLC #32 Gregory Shane	100,000.00
SW LLC #33 Weissnik Investment	799,216.88
SW LLC #34 WS Investment	28,830.19
SW LLC #35 Jeffrey Shane	100,000.00
SW LLC #36 Shane Family Trust	300,000.00
SW LLC #37 Schwartz Investment	250,000.00
SW LLC #38 David Keelan	100,000.00

Shark Wheel Inc.
Balance Sheet
As of December 31, 2017

	Dec 31, 17
SW LLC #501 Start Engine Sharhd	625,496.00
Total Member Equity	2,798,331.59
Member Equity -Changes to Accts	
#01 Gary Fleishman	-315,672.40
#02 Antie - Hui	-4,351.00
#03 Mark Alpert	-2,473.00
#04 Steven Maizer	-2,473.00
#05 Nicole Ifler	-2,470.00
#11 Andrew Kozlowski	-1,627.00
#13 Judith Orr	-9,395.00
#14 Chad / Amy Wooten	-7,122.00
#15 Zack Fleishman	-315,672.00
#17 Malkie Stamler	-3,898.15
#20 David Patrick	-369,720.00
#21 Jake Adee	-8,422.16
#22 Christopher Patrick	-5,438.70
#23 Cesar Mora	-5,719.33
#24 Pedro Valdez	-50,435.12
#25 George Wong	-53,305.97
#32 Gregory Shane	-1,578.00
#33 Weissnik Investment	-25,950.00
#34 WS Investment	-930.00
#35 Jeffrey Shane	-1,577.00
#36 Shane Family Trust	-4,749.00
Total Member Equity -Changes to Accts	-1,192,978.83
Share Holder - Start Engine	-218.00
Net Income	-791,255.46
Total Equity	813,879.30
TOTAL LIABILITIES & EQUITY	**961,608.90**

Shark Wheel Skate, LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
B of A #3329 - OPS	1,256.09
B of A #3332 - Sales	1,607.57
Paypal	2,284.26
Petty Cash	651.13
Total Checking/Savings	5,799.05
Other Current Assets	
A/R - 4sphere, LLC.	24,839.55
A/R - Bladeshpere, LLC.	1,620.00
Amazon - Accounts Receivable	3,875.34
Deposits	
Deposit - Inventory	1.00
PS Business Park Deposit	3,104.64
Total Deposits	3,105.64
Intercompany Receivables	
Shark Wheel, LLC - Interco	136,200.10
SW Industrial Prod LLC- Interco	157,538.37
Total Intercompany Receivables	293,738.47
Inventory Asset	
Inventory - Print-Packaging	2,325.60
Inventory - Wheels	115,875.34
Inventory - Non Wheels	34,241.53
Total Inventory Asset	152,442.47
Investment in SW Industrial Pro	-13.00
Prepaid Inventory	12,872.00
Total Other Current Assets	492,480.47
Total Current Assets	498,279.52
Fixed Assets	
Accumulated Depreciation	-10,902.00
Equipment --	1,788.91
Furniture and Equipment	
Furniture and Equ - Accum Depre	-5,714.28
Furniture and Equipment - Other	14,121.06
Total Furniture and Equipment	8,406.78
Molds	
Domestic Mold	11,258.00
Everland Mold	5,224.00
Molds - Accum Depre	-9,331.00
Total Molds	7,151.00
Molds - Skateboard wheels	
Molds - Skateboar - Accum Depre	-827.44
Molds - Skateboard wheels - Other	8,274.43
Total Molds - Skateboard wheels	7,446.99
Total Fixed Assets	13,891.68
Other Assets	
Accumulated Amortization	-26,658.00
Intangible Asset	41,373.00
Suspense Tax Adj - to be correc	3,265.00
Total Other Assets	17,980.00
TOTAL ASSETS	**530,151.20**
LIABILITIES & EQUITY	

Shark Wheel Skate, LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	91,098.80
Total Accounts Payable	91,098.80
Credit Cards	
Capital One #6135	23,646.03
Total Credit Cards	23,646.03
Other Current Liabilities	
Accrued Accounts Payables	5,281.42
Accrued Sales Tax Liability	2,789.00
Intercompany Liabilities	
Intercompany SW Sports	
SW Sports-Interco	-201,386.23
Total Intercompany SW Sports	-201,386.23
Total Intercompany Liabilities	-201,386.23
Shark Wheel, LLC - Advance 6013	1,296,769.62
Total Other Current Liabilities	1,103,453.81
Total Current Liabilities	1,218,198.64
Total Liabilities	1,218,198.64
Equity	
Member 12 SharkWheel LLC 99.99%	225,528.27
Member 21 S W Indust Prod 0.01%	-1.00
Member 22 Equity - Shiver LLC	226.50
Retained Earnings	-280,566.25
Net Income	-633,234.96
Total Equity	-688,047.44
TOTAL LIABILITIES & EQUITY	530,151.20

Shark Wheel Skate, LLC
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Interest Income	1,579.88
K-1 Income	-13.00
Miscellaneous Income	
Commission	817.00
Kickstarter Campaign	9,259.79
Miscellaneous Income - Other	1,200.00
Total Miscellaneous Income	11,276.79
Sales	
Sales - Retail	
Amazon Retail	
Amazon Retail - Canada	3,348.57
Amazon Retail - USA	150,728.79
Amazon Retail - USA Other sales	3,069.34
Total Amazon Retail	157,146.70
Big Commerce	
Amazon Pay- Big Commerce	20,005.39
PayPal Braintree	48,277.40
Total Big Commerce	68,282.79
House Retail Sales	10,478.00
Retail Sales	
Fancy.Com	1,311.32
Newegg	1,419.96
PayPal Retail	67,735.26
Woo Retail #8885	33,139.81
Total Retail Sales	103,606.35
Square Up Sales	12,541.19
Total Sales - Retail	352,055.03
Sales - Wholesale	
District Skate Board Shop LA	403.00
Indigogo Sales	10,449.04
Ocean Avenue Distribution	1,320.00
Pants N Shirts Gallerys	666.00
Square Up- Wholesale	8,159.43
Taylor Blackmon - Wholesale	
Eastern Skateboard Supply ---	8,010.00
Total Taylor Blackmon - Wholesale	8,010.00
Touch of Modern	10,770.47
Total Sales - Wholesale	39,777.94
Sales - Wholesale - C. Patrick	
121C	28,670.00
Eastern Skateboard Supply	36,495.00
Kaiser G M B H - LUX	17,254.02
Kota	5,500.00
MapCargo	1,520.00
Moore Boards	
More Boards	1,832.60
Total Moore Boards	1,832.60
South Shore Distributors	3,654.00
South Shore Distributors -	1,323.00
Steez Distribution	12,815.00
TrizieZ Boardhouse, Inc	1,146.48
Woo Wholesale #8883	75,107.72
Total Sales - Wholesale - C. Patrick	185,317.82

Shark Wheel Skate, LLC
Profit & Loss
January through December 2017

	Jan - Dec 17
Total Sales	577,150.79
Sales Tax Collected	-6,529.00
Total Income	583,465.46
Cost of Goods Sold	
Cost of Goods Sold	268,661.09
Freight and Shipping Costs	
Fed Ex	13,262.36
I Drive Logistics	25,934.70
Inxpress - aka DHL	6,710.70
Ship Station Fee	780.00
UPS	2,251.91
Total Freight and Shipping Costs	48,939.67
Shipping / Gift Wrap Revenue	
Amazon Retail - Shipping / Gift	-4,137.03
PayPal Shipping -	-1,920.12
Total Shipping / Gift Wrap Revenue	-6,057.15
Total COGS	311,543.61
Gross Profit	271,921.85
Expense	
Accounting Expense	2,508.70
Advertising	
AlphaGram	200.00
Concrete Wave	1,000.00
Fast Signs	161.63
Google Ad Word Fee	5,964.26
Google Banner Ads - New Leaf	3,799.47
Total Advertising	11,125.36
Automobile Expense	
Automobile Loan- GMF Lease	6,424.60
Automobile Loan - Bank of the W	6,371.96
Automobile Loan - US Bank	6,066.33
Fuel	3,490.49
Fuel - David	1,041.10
Fuel - Zack	1,355.67
Automobile Expense - Other	1,486.99
Total Automobile Expense	26,237.14
Bank Service Charges	
Authorize.Net	431.31
Bank of American Bank Fees	1,856.18
BC Brain Tree Merchant Fee	1,324.84
Big C Amazon Merchant Fee	694.43
PayPal Merchant Fee	2,483.96
Square Up Merchant Fee	465.48
Bank Service Charges - Other	1,041.84
Total Bank Service Charges	8,298.04
Business Development Expense	403.78
Compensation	
Design	
David Patrick	54,421.51
Fabian Nunez -	400.00
Istvan Fazekas	17,900.00
Total Design	72,721.51
Executive Compensation	41,464.00
Total Compensation	114,185.51

Shark Wheel Skate, LLC
Profit & Loss
January through December 2017

	Jan - Dec 17
Computer Software & Storage Exp	
Google Monthly Service	586.53
Google Service Apps	930.32
Google Storage Fee	183.74
Hulu Fee	95.88
Insynq	1,274.00
McAfee	39.99
Microsoft Office Dues	284.87
Mozy Fee	311.88
Total Computer Software & Storage Exp	3,707.21
Dues and Subscriptions	
Go Daddy Monthly Fee	462.95
Dues and Subscriptions - Other	217.62
Total Dues and Subscriptions	680.57
E-commerce	
Alibaba	3,499.00
Amazon	
Amazon Coupon / Rebates chg	8.99
Amazon FBA Fee - Fullfillment	1,287.64
Amazon FBA Inventory Reimburse	0.00
Amazon Fee	45,520.39
Amazon Finance Fee	0.00
Amazon Fullfillment Fee - Big C	53.62
Amazon Subscription Fee	479.88
FBA Inventory Storage Fee	241.72
Inbound Transportation Charge	446.60
Total Amazon	48,038.84
Big Commerce	592.55
Chad Hoffman	321.43
eBay fee	110.13
Fiverr	636.75
Gleam.IO	596.00
Instyme Hosting	944.91
Inventory Management System	1,000.00
MinuteKey	20.46
Rodney Jonas	1,100.00
Sponsored Products	11,039.82
Square Up	252.82
Woo Commerce Retail 8885	3,949.52
Woo Commerce Wholesale 8883	3,595.60
Total E-commerce	75,697.83
Exhibitions/Shows	7,077.96
Information Technology	
IT-connection	
Cox Cable	513.26
Total IT-connection	513.26
Total Information Technology	513.26
Insurance Expense	
Insurance - Auto	402.99
Insurance - Liability	13,721.28
Workers Compensation	16,544.10
Total Insurance Expense	30,668.37
Interest Expense	
Amazon Interest Expense	283.07
Interest Expense - Other	547.54
Total Interest Expense	830.61
Legal	
Legal - General	

Shark Wheel Skate, LLC
Profit & Loss
January through December 2017

	Jan - Dec 17
WSGR Legal	24,164.49
Total Legal - General	24,164.49
Legal - Patent / Trademark	
Dunlap Bennett	550.00
Patent Law & Venture Group	13,669.50
Wang & Wang	135.00
Total Legal - Patent / Trademark	14,354.50
Total Legal	38,518.99
Manufacturing - Indirect	
Molds - Short Life - Expense	517.80
Total Manufacturing - Indirect	517.80
Marketing	
Amazon Marketing Services	2,149.22
Amber Torrealba	9,780.00
Chad Nelson	34,476.08
Donny Doquisa-Shiver	920.00
Logical Position	1,847.00
Lumino Studios	143.00
New Leaf / Artic Leaf	30,867.80
Norberto Garcia -	1,060.00
Out Shop It	30,410.00
Rod Jonas -	400.00
Shiver Kick Starter Marketing	2,620.00
Viral Sweep Starter	406.00
Marketing - Other	8,982.62
Total Marketing	124,061.72
Meals and Entertainment	
Entertainment	927.69
Meals	4,685.28
Total Meals and Entertainment	5,612.97
Misc - Write Off Shiver to SWS	7,548.50
Miscellaneous D	-1,314.00
Office Supplies	
Office Coffee Service	238.43
Staples	16.87
Office Supplies - Other	439.50
Total Office Supplies	694.80
Outside Sales	
Abraham Paskowitz	4,200.00
Total Outside Sales	4,200.00
Packaging Expense	
Miller Supply	562.33
Temkin Packaging	5,580.77
Total Packaging Expense	6,143.10
Pay Pal Retail	167.28
PayPal Purchasing Account	6,933.75
Payroll Expenses	2,999.78
Payroll Tax	3,446.80
Photography Expense	
Rod Jonas	15,277.02
Photography Expense - Other	200.30
Total Photography Expense	15,477.32
Postage and freight	
Inbound Freight	5,827.51
The UPS Store	39.91

Shark Wheel Skate, LLC
Profit & Loss
January through December 2017

	Jan - Dec 17
Postage and freight - Other	329.72
Total Postage and freight	6,197.14
Printing - General	767.12
Product Promotion / Endorsement	
Eben Woodall	18,179.71
Julian Carras	200.99
Product Promotion / Endorsement - Other	280.91
Total Product Promotion / Endorsement	18,661.61
Professional Fees	
CapShares	0.00
Donna Thompson	10,776.75
Donnie Doquisa	650.00
Fleming & Co.	12,349.54
George Wong	125,390.00
Meld Valuation	0.00
Reg F Expense	0.00
Total Professional Fees	149,166.29
Prototyping Expense	315.37
Rent Expense	
#808 Warehouse - Rent	1,997.50
PS Business Park	37,468.52
Total Rent Expense	39,466.02
Repairs and Maintenance	216.22
Research and Development	
Bearing Samples	26.16
Daniel Miller	350.00
R & D - Consultants	16,875.00
R & D - outsourced	
Creative Cloud	239.88
Creative Cloud Photography Plan	39.96
Marguerite Hall	2,465.00
R & D - outsourced - Other	90.00
Total R & D - outsourced	2,834.84
R & D - Supplies/Matl	2,387.38
Research and Development - Other	1,404.50
Total Research and Development	23,877.88
S W I P	
S W I P - R & D	
Impexio Engineering	0.00
Total S W I P - R & D	0.00
Total S W I P	0.00
Salaries	
Salaries - Research & Developme	
Pedro Valdez - 1099 Misc	29,952.46
Total Salaries - Research & Developme	29,952.46
Salaries - Sales/Retail	
Jack Schaefer	30,960.28
Samantha Partick	16,538.98
Total Salaries - Sales/Retail	47,499.26
Salaries - Other	0.00
Total Salaries	77,451.72
Sales Expense	
Sales Commision	

Shark Wheel Skate, LLC
Profit & Loss
January through December 2017

	Jan - Dec 17
Christopher Partick	19,286.96
Veritcal Water - Mike Wetzel	5,653.83
Total Sales Commision	24,940.79
Total Sales Expense	24,940.79
Security	603.78
Shareholder Management/Communic	3,228.00
Shop Supplies	
99 Cent Store	647.95
Best Buy	531.15
BJB Enterprises	1,322.81
C V S	9.03
Harbor Freight	100.87
Home Depot -	746.57
Target	121.25
Wal Mart Purchases	61.58
Shop Supplies - Other	388.20
Total Shop Supplies	3,929.41
Social Media	
Constant Contact	1,720.00
FaceBook	10,222.06
Klaviyo	2,452.85
Linked In	1,199.88
Total Social Media	15,594.79
Taxes	
Auto License Renewal	10.00
Franchise Tax Board	1,494.49
Property Tax	84.16
Sales Tax	
State Board of Equalization	
Sales Tax Expense	
Amazon Sales Tax Paid	-46.49
PayPay Sales Tax	-224.48
Total Sales Tax Expense	-270.97
State Board of Equalization - Other	0.00
Total State Board of Equalization	-270.97
Total Sales Tax	-270.97
Secretary of State of CA	6.50
Total Taxes	1,324.18
Telephone Expense	3,695.00
Travel Expense	
Air Line	1,211.86
Parking / Taxi	71.70
Rental Car	374.33
Travel Expense - Other	1,834.27
Total Travel Expense	3,492.16
Utilities	3,000.50
Web Site Maintenance	
NetDNA	195.00
Total Web Site Maintenance	195.00
Total Expense	873,066.13
Net Ordinary Income	-601,144.28
Other Income/Expense	
Other Expense	

Shark Wheel Skate, LLC
Profit & Loss
January through December 2017

	Jan - Dec 17
Amortization Expense	7,496.00
Depreciation	9,902.00
Loss in Investment	14,692.68
Total Other Expense	32,090.68
Net Other Income	-32,090.68
Net Income	**-633,234.96**

Shiver, LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	0.00
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
SW Skate, LLC - Intercompany	14,692.68
Total Other Current Liabilities	14,692.68
Total Current Liabilities	14,692.68
Total Liabilities	14,692.68
Equity	
Equity	-14,686.00
Member	
Member 1 - Shark Wheel, LLC 95%	-13,955.00
Member 2 - George Wong 5%	-734.68
Total Member	-14,689.68
Net Income	14,683.00
Total Equity	-14,692.68
TOTAL LIABILITIES & EQUITY	**0.00**

Shiver, LLC
2017 Profit & Loss Std
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Cancellation of Debt	14,693.00
Sales	
Sales - Products	
Hyster Yale	0.00
Total Sales - Products	0.00
Total Sales	0.00
Total Income	14,693.00
Gross Profit	14,693.00
Expense	
Exhibitions/Shows	0.00
GP Pass through-	7.00
Marketing	0.00
Other Misc	3.00
Shiver Expenses	
Donny Doquisa	0.00
Norberto Garcia	0.00
Shiver - Designs	
Fabian Nunez	0.00
Istvan Fazekas	0.00
Total Shiver - Designs	0.00
Total Shiver Expenses	0.00
Shop Supplies	0.00
Taxes	
Franchise Tax Board	0.00
Total Taxes	0.00
Total Expense	10.00
Net Ordinary Income	14,683.00
Net Income	**14,683.00**

Shark Wheel Sports, LLC.
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Bank of America OPS	218,291.00
Bank of America Sales	56,808.90
Total Checking/Savings	275,099.90
Other Current Assets	
A/R - Spretail aka VM Innovatio	75,558.90
Intercompany Account Receivable	
Shark Wheel, LLC #6013	-20,000.00
SW Skate - Intercompany	-201,386.23
Total Intercompany Account Receivable	-221,386.23
PrePaid Inventory	
Freight	2,251.80
Non-Wheels -	70,541.92
Wheels -	47,556.00
Total PrePaid Inventory	120,349.72
Stock Subscription Receivable	2.00
Total Other Current Assets	-25,475.61
Total Current Assets	249,624.29
TOTAL ASSETS	**249,624.29**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
A/P - Polaris	53,833.74
Accrued Accounts Payable	195.00
Deferred Revenue - A/R	
Spretail aka VM International	75,558.90
Spretail aka VM Intternational	75,558.90
Total Deferred Revenue - A/R	151,117.80
Total Other Current Liabilities	205,146.54
Total Current Liabilities	205,146.54
Total Liabilities	205,146.54
Equity	
Member 1 Shark Wheel,LLC 99.99%	1.00
Member 2 SW Indust Prod 0.01%	1.00
Retained Earnings	-224.95
Net Income	44,700.70
Total Equity	44,477.75
TOTAL LIABILITIES & EQUITY	**249,624.29**

Shark Wheel Sports, LLC.
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Bank of America OPS	218,291.00
Bank of America Sales	56,808.90
Total Checking/Savings	275,099.90
Other Current Assets	
A/R - Spretail aka VM Innovatio	75,558.90
Intercompany Account Receivable	
Shark Wheel, LLC #6013	-20,000.00
SW Skate - Intercompany	-201,386.23
Total Intercompany Account Receivable	-221,386.23
PrePaid Inventory	
Freight	2,251.80
Non-Wheels -	70,541.92
Wheels -	47,556.00
Total PrePaid Inventory	120,349.72
Stock Subscription Receivable	2.00
Total Other Current Assets	-25,475.61
Total Current Assets	249,624.29
TOTAL ASSETS	**249,624.29**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
A/P - Polaris	53,833.74
Accrued Accounts Payable	195.00
Deferred Revenue - A/R	
Spretail aka VM International	75,558.90
Spretail aka VM Intternational	75,558.90
Total Deferred Revenue - A/R	151,117.80
Total Other Current Liabilities	205,146.54
Total Current Liabilities	205,146.54
Total Liabilities	205,146.54
Equity	
Member 1 Shark Wheel,LLC 99.99%	1.00
Member 2 SW Indust Prod 0.01%	1.00
Retained Earnings	-224.95
Net Income	44,700.70
Total Equity	44,477.75
TOTAL LIABILITIES & EQUITY	**249,624.29**

Shark Wheel Industrial Products
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Ordinary Business Income	-58.00
Prototype Revenue	
Hyster Yale	2,850.00
Prototype Revenue - Other	1,200.00
Total Prototype Revenue	4,050.00
Sales	
Custom Engineered Wheels	4,500.00
Total Sales	4,500.00
Total Income	8,492.00
Gross Profit	8,492.00
Expense	
Compensation	
Design	
David Patrick	54,420.00
Total Design	54,420.00
Executive Compensation	29,023.00
Total Compensation	83,443.00
Product Prototype	
Elasco Urthane	3,308.00
Impexio Engineering	12,930.00
Uremet Corporation	1,939.50
Total Product Prototype	18,177.50
Professional Fees	
Accounting Expense	
Fleming & Co.	875.00
Total Accounting Expense	875.00
Donna Thompson	673.00
George Wong	6,180.00
Total Professional Fees	7,728.00
Salaries	
Research & Development	
Pedro Valdez	29,951.00
Total Research & Development	29,951.00
Total Salaries	29,951.00
Tax	
Franchise Tax Board	1,600.00
Total Tax	1,600.00
Total Expense	140,899.50
Net Ordinary Income	-132,407.50
Net Income	**-132,407.50**

Shark Wheel Industrial Products
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Other Current Assets	
Investment in Shark Wheel Skate	-62.00
Investment in Shark Wheel Sport	4.00
Stock Subscription Receivable	1.00
Total Other Current Assets	-57.00
Total Current Assets	-57.00
TOTAL ASSETS	**-57.00**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
A/P Uremet Corporation	1,939.50
Accrued Accounts Payable	875.00
Intercompany Liabilities	
Intercompany - Shark Wheel, LLC	-8,691.00
Intercompany - SW Skate, LLC	157,538.37
Total Intercompany Liabilities	148,847.37
Total Other Current Liabilities	151,661.87
Total Current Liabilities	151,661.87
Total Liabilities	151,661.87
Equity	
Member 1-Shark Wheel,LLC 99.99%	-19,293.37
Member 2 - S W Skate 0.01%	-18.00
Net Income	-132,407.50
Total Equity	-151,718.87
TOTAL LIABILITIES & EQUITY	**-57.00**

Shark Wheel Inc.
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Grant Income	
Direct Cost Reimbursement	178,929.00
Fee Reimbursement	14,616.99
Indirect Cost Reimbursement	31,454.01
Total Grant Income	225,000.00
K1 Income	
K-1 Income/(loss) - Industrial	5,425.00
K-1 Income/(loss) - SW Skate	-527,776.00
K-1 Income/(loss) - SW Sports	144,797.00
Total K1 Income	-377,554.00
Miscellaneous Income	13,955.00
Total Income	-138,599.00
Expense	
DIRECT EXPENSES	
Customs Shipping Expense	149.33
Design	
Computer Service	3,995.00
Design & Prototype Consulting	49,779.17
Metal Frabrication	2,400.00
Total Design	56,174.17
Materials & Supplies	19,803.82
Salaries	
Research & Development	
Pedro Valdez	28,306.46
Total Research & Development	28,306.46
Salaries	
David Patrick	43,481.19
Jack Schaefer	10,701.84
Larry Charles III	14,427.50
Zack Fleishman	48,802.08
Total Salaries	117,412.61
Salaries - Other	0.00
Total Salaries	145,719.07
Shipping Costs	1,865.54
Travel - Direct	
Airline Travel	4,236.64
Car Rental	542.66
Hotel	2,087.43
Travel Meals	331.73
Travel - Direct - Other	205.13
Total Travel - Direct	7,403.59
Total DIRECT EXPENSES	231,115.52
FRINGE EXPENSES	
Medical Insurance	33,869.70
Payroll Fee	857.08
Payroll Taxes	818.70
FRINGE EXPENSES - Other	6,981.35
Total FRINGE EXPENSES	42,526.83
Grant Consulting	1,475.00
Grant Writing	17,800.47
INDIRECT EXPENSES	
Bank Service Charges	
Credit Card Service Fees	36.80
Wire Transfer Fee	46.00

Shark Wheel Inc.
Profit & Loss
January through December 2018

	Jan - Dec 18
Total Bank Service Charges	82.80
Insurance Expense	4,245.64
Legal Services	
WSGR Legal	58,248.36
Total Legal Services	58,248.36
Material & Supplies - Indirect	2,744.56
Meals (50%)	107.24
Office Supplies	1,128.20
Professional Fees	
Accounting	
JWM CPA	16,175.50
Accounting - Other	2,250.00
Total Accounting	18,425.50
D B McKennon	6,500.00
Donna Thompson	8,850.00
Eva Garland Consulting	8,600.00
George Wong	3,360.00
Professional Fees - Other	500.00
Total Professional Fees	46,235.50
Reimbursement	16,875.00
Repairs and Maintenance	950.00
Shipping / Postage Expense	1,121.11
Tax and License Expense	
Franchise Tax Board	-2,547.33
Secretary of State	20.00
Tax and License Expense - Other	3,400.00
Total Tax and License Expense	872.67
Travel - Indirect	199.65
Total INDIRECT EXPENSES	132,810.73
Meals - from K-1s	3,315.00
Skate Board Design	400.00
UNALLOWABLE EXPENSES	
Amortization	725.00
Commission	14,067.07
Legal Expense	
Patent Law	28,828.33
Total Legal Expense	28,828.33
Misc	0.00
Total UNALLOWABLE EXPENSES	43,620.40
Total Expense	473,063.95
Net Ordinary Income	-611,662.95
Net Income	**-611,662.95**

Shark Wheel Inc.
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
B of A #6013	172,919.66
Shark Wheel Grant Acct #7362	4,054.99
Total Checking/Savings	176,974.65
Other Current Assets	
AR Bladesphere, LLC	2,029.00
Intercompany Account Receivable	
Intercompany SW Sports LLC	20.00
SW Skate, LLC #3329 - OPS	1,591,769.62
Total Intercompany Account Receivable	1,591,789.62
Stock Subscription Receivable	40,690.27
Total Other Current Assets	1,634,508.89
Total Current Assets	1,811,483.54
Other Assets	
Accumulated Amortization	-6,406.00
Intangible Asset	20,327.00
Investments	
SW Industrial Products, LLC	-146,263.00
SW Skate LLC	-1,203,546.00
SW Sports LLC.	188,712.00
Total Investments	-1,161,097.00
Total Other Assets	-1,147,176.00
TOTAL ASSETS	**664,307.54**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	41,043.05
Total Accounts Payable	41,043.05
Other Current Liabilities	
Intercompany Liabilities	
Intercompany -Shark Wheel Sport	727.10
Intercompany Shiver LLC	1.00
Intercompany SW Industrial Prod	-1,738.44
Intercompany SW Skate, LLC	167,708.91
Total Intercompany Liabilities	166,698.57
Total Other Current Liabilities	166,698.57
Total Current Liabilities	207,741.62
Total Liabilities	207,741.62
Equity	
Member Equity	
SW LLC #01Gary Fleishman	18,000.00
SW LLC #02 Antle - Hui	27,000.00
SW LLC #03 Mark Alpert	25,000.00
SW LLC #04 Steven Maizer	25,000.00
SW LLC #05 Nicole Ifler	25,000.00
SW LLC #09 Weissnik Wise Inv	339,802.30
SW LLC #11 Andrew Kozlowski	53,842.52
SW LLC #17 Malkie Stamler	50,000.00
SW LLC #21 Jake Adee	1,828.00
SW LLC #22 Christopher Patrick	919.00
SW LLC #23 Cesar Mora	568.00
SW LLC #24 Pedro Valdez	8,575.00
SW LLC #25 George Wong	9,056.00
SW LLC #32 Gregory Shane	100,000.00
SW LLC #33 Weissnik Investment	799,216.88

Shark Wheel Inc.
Balance Sheet
As of December 31, 2018

	Dec 31, 18
SW LLC #34 WS Investment	28,830.19
SW LLC #35 Jeffrey Shane	100,000.00
SW LLC #36 Shane Family Trust	300,000.00
SW LLC #37 Schwartz Investment	250,000.00
SW LLC #38 David Keelan	100,000.00
SW LLC #39 GreenGage Capital	125,000.00
SW LLC #501 Start Engine Sharhd	665,043.27
Total Member Equity	3,052,681.16
Member Equity -Changes to Accts	
#01 Gary Fleishman	-315,672.40
#02 Antie - Hui	-4,351.00
#03 Mark Alpert	-2,473.00
#04 Steven Maizer	-2,473.00
#05 Nicole Ifler	-2,470.00
#11 Andrew Kozlowski	-1,627.00
#13 Judith Orr	-9,395.00
#14 Chad / Amy Wooten	-7,122.00
#15 Zack Fleishman	-315,672.00
#17 Malkie Stamler	-3,898.15
#20 David Patrick	-369,720.00
#21 Jake Adee	-8,422.16
#22 Christopher Patrick	-5,438.70
#23 Cesar Mora	-5,719.33
#24 Pedro Valdez	-50,435.12
#25 George Wong	-53,305.97
#32 Gregory Shane	-1,578.00
#33 Weissnik Investment	-25,950.00
#34 WS Investment	-930.00
#35 Jeffrey Shane	-1,577.00
#36 Shane Family Trust	-4,749.00
Total Member Equity -Changes to Accts	-1,192,978.83
Retained Earnings	-791,255.46
Share Holder - Start Engine	-218.00
Net Income	-611,662.95
Total Equity	456,565.92
TOTAL LIABILITIES & EQUITY	**664,307.54**

Shark Wheel Skate, LLC
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
B of A #3329 - OPS	60,300.86
B of A #3332 - Sales	9,714.68
Paypal	196.38
Petty Cash	358.73
Total Checking/Savings	70,570.65
Other Current Assets	
A/R - 4sphere, LLC.	26,875.09
A/R - Bladeshpere, LLC.	1,815.00
Accounts Receivable -	-2,000.00
Deposits	
Deposit - Inventory	1.00
PS Business Park Deposit	3,104.64
Total Deposits	3,105.64
Intercompany Receivables	
Shark Wheel, LLC - Interco	167,708.91
SW Industrial Prod LLC- Interco	172,447.04
Total Intercompany Receivables	340,155.95
Inventory Asset	
Inventory - Apparel	371.62
Inventory - Print-Packaging	9,964.58
Inventory - Wheels	64,090.40
Inventory - Non Wheels	14,353.53
Total Inventory Asset	88,780.13
Investment in SW Industrial Pro	-12.00
Prepaid Inventory	16,460.79
Total Other Current Assets	475,180.60
Total Current Assets	545,751.25
Fixed Assets	
Accumulated Depreciation	-26,208.00
Equipment --	
Shrink Wrap Machine	600.00
Equipment -- - Other	1,788.91
Total Equipment --	2,388.91
Furniture and Equipment	
Furniture and Equ - Accum Depre	-5,714.28
Furniture and Equipment - Other	14,121.06
Total Furniture and Equipment	8,406.78
Molds	
Domestic Mold	15,274.61
Everland Mold	10,212.00
Global Metal - Molds	51,106.40
Molds - Accum Depre	-9,331.00
Total Molds	67,262.01
Molds - Skateboard wheels	
Molds - Skateboar - Accum Depre	-827.44
Molds - Skateboard wheels - Other	8,274.43
Total Molds - Skateboard wheels	7,446.99
Total Fixed Assets	59,296.69
Other Assets	
Accumulated Amortization	-34,154.00
Intangible Asset	41,373.00

Shark Wheel Skate, LLC
Balance Sheet
As of December 31, 2018

	Dec 31, 18
Total Other Assets	7,219.00
TOTAL ASSETS	**612,266.94**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One 0886	32,583.77
Total Credit Cards	32,583.77
Other Current Liabilities	
Accrued Accounts Payables	3,440.29
Accrued Sales Tax Liability	469.00
Intercompany Liabilities	
Intercompany SW Sports	
SW Sports-Interco	202,414.88
Total Intercompany SW Sports	202,414.88
Total Intercompany Liabilities	202,414.88
Shark Wheel, LLC - Advance 6013	1,590,769.62
Shark Wheel, LLC - Advance 7362	1,000.00
Total Other Current Liabilities	1,798,093.79
Total Current Liabilities	1,830,677.56
Total Liabilities	1,830,677.56
Equity	
Member 12 SharkWheel LLC 99.99%	225,528.27
Member 21 S W Indust Prod 0.01%	-1.00
Member 22 Equity - Shiver LLC	226.50
Retained Earnings	-913,801.21
Net Income	-530,363.18
Total Equity	-1,218,410.62
TOTAL LIABILITIES & EQUITY	**612,266.94**

Shark Wheel Skate, LLC
Profit & Loss
January through December 2018

	Jan - Dec 18	
Ordinary Income/Expense		
Income		
K-1 Income		1.00
Miscellaneous Income		
Commission	3.76	
Total Miscellaneous Income		3.76
Sales		
Sales - Retail		
Amazon Retail		
Amazon Retail - Canada	4,725.81	
Amazon Retail - Japan	5,955.78	
Amazon Retail - Mexico	475.41	
Amazon Retail - USA	175,616.07	
Total Amazon Retail	186,773.07	
Big Commerce		
Amazon Pay- Big Commerce	35,661.51	
PayPal Braintree	117,327.50	
Total Big Commerce	152,989.01	
House Retail Sales	4,693.71	
Retail Sales		
Fancy.Com	50.00	
Newegg	715.00	
PayPal Retail	53,381.15	
Up Coming Minds	76.72	
Total Retail Sales	54,222.87	
Square Up Sales	22,831.62	
Total Sales - Retail		421,510.28
Sales - Wholesale		
Abraham Sales	759.00	
C & D Skate	288.00	
Chase Hatch	440.00	
Farrier	5,804.14	
Hal Miller	150.00	
Indigogo Sales	410.00	
J & J Board	428.00	
J Hurren	450.50	
Kota	580.37	
Michael Maloney	1,437.32	
Mike Wetzel Wholesale		
Mike Wetzel Wholesale - Discoun	-429.33	
Mike Wetzel Wholesale - Other	13,050.33	
Total Mike Wetzel Wholesale	12,621.00	
Out Cast Surf	424.88	
Ride Mor	2,145.00	
Russ Warner	175.00	
Ryan Olliges - 121C	5,343.10	
Sardi Bohanel	3,382.61	
SDG Distributions	2,570.00	
Square Up- Wholesale		
Mike Wetzel Square Wholesale	29,217.15	
Taylor - Wholesale Square	4,122.65	
Square Up- Wholesale - Other	9,975.46	
Total Square Up- Wholesale	43,315.26	
Steez Distribution -		
Steez Distribution	2,566.00	
Steez Distribution - - Other	3,464.00	
Total Steez Distribution -	6,030.00	

Shark Wheel Skate, LLC
Profit & Loss
January through December 2018

	Jan - Dec 18
Taylor Blackmon - Wholesale	4,633.65
Todd Berry	49.99
Touch of Modern	896.00
TrizieZ Boardhouse, Inc	345.87
Total Sales - Wholesale	92,679.69
Total Sales	514,189.97
Sales Income	380.00
Sales Tax Collected	-2,239.00
Total Income	512,335.73
Cost of Goods Sold	
Cost of Goods Sold	
Cost of Goods Sold - General	287,558.85
Total Cost of Goods Sold	287,558.85
Freight and Shipping Costs	
Fed Ex	24,318.32
First Choice Shipping	1,106.70
I Drive Logistics	34,532.81
Inxpress - aka DHL	9,019.35
Ship Station Fee	780.00
UPS	1,660.12
USPS	24.70
Total Freight and Shipping Costs	71,442.00
Shipping / Gift Wrap Revenue	
Amazon Retail - Shipping / Gift	-4,413.86
Square Shipping	-11.19
Total Shipping / Gift Wrap Revenue	-4,425.05
Total COGS	354,575.80
Gross Profit	157,759.93
Expense	
Accounting Expense	228.17
Advertising	
AlphaGram	1,275.00
Amazon Advertising Fee	1,060.92
Concrete Wave	550.00
Fast Signs	91.59
Google Ad Word Fee	14,500.00
My Town Media	310.00
Advertising - Other	1,050.00
Total Advertising	18,837.51
Amazon Market Place Charge	678.26
Auto Repair	50.00
Automobile Expense	
Automobile Loan- GMF Lease	6,423.36
Automobile Loan - Bank of the W	5,905.68
Fuel - David	3,143.06
Fuel - Zack	3,299.29
Total Automobile Expense	18,771.39
Bank Service Charges	
Bank of American Bank Fees	360.00
BC Brain Tree Merchant Fee	4,111.47
Big C Amazon Merchant Fee	1,112.61
Merchant Fee	131.00
PayPal Merchant Fee	2,118.94
Square Up Merchant Fee	2,681.04
Bank Service Charges - Other	112.89

Shark Wheel Skate, LLC
Profit & Loss
January through December 2018

	Jan - Dec 18
Total Bank Service Charges	10,627.95
Compensation	
Design	
David Patrick	57,018.80
Istvan Fazekas	26,500.00
Larry Charles III	10,867.50
Design - Other	1,283.82
Total Design	95,670.12
Executive Compensation	
Zack Fleishman - 1099 Misc	44,197.92
Total Executive Compensation	44,197.92
Total Compensation	139,868.04
Computer Software & Storage Exp	
Google C Suite	539.34
Google Service Apps	638.52
Google Storage Fee	209.79
Hulu Fee	87.89
Insynq	1,706.00
McAfee	119.99
Microsoft Office Dues	133.86
Mozy Fee	285.89
MSFT	60.00
Computer Software & Storage Exp - Other	59.86
Total Computer Software & Storage Exp	3,841.14
Dues and Subscriptions	
Go Daddy Monthly Fee	270.10
Dues and Subscriptions - Other	705.08
Total Dues and Subscriptions	975.18
E-commerce	
Amazon	
Amazon *Mktplce EU-UK	280.67
Amazon Coupon / Rebates chg	686.37
Amazon FBA Fee - Fullfillment	1,379.86
Amazon FBA Inventory Reimburse	-2,231.27
Amazon Fee	48,595.55
Amazon Finance Fee	45.82
Amazon Japan Platform Fee	550.00
Amazon Shipping Charge	3,595.27
Amazon Subscription Fee	439.89
FBA Inventory Storage Fee	171.45
Inbound Transportation Charge	216.54
Total Amazon	53,730.15
Big Commerce	2,543.45
Gleam.IO	0.00
Inventory Management System	1,037.50
MinuteKey	10.23
Newegg Expense	86.86
Sponsored Products	13,520.70
Total E-commerce	70,928.89
Exhibitions/Shows	652.91
Information Technology	
IT-connection	
Cox Cable	66.34
Total IT-connection	66.34
Total Information Technology	66.34
Insurance Expense	
Insurance - Auto	165.00

Shark Wheel Skate, LLC
Profit & Loss
January through December 2018

	Jan - Dec 18
Insurance - Liability	
First Insurance	1,285.54
Insurance - Liability - Other	8,766.96
Total Insurance - Liability	10,052.50
Workers Compensation	8,252.12
Total Insurance Expense	18,469.62
Interest Expense	0.00
Legal	
Legal - Patent / Trademark	
Dunlap Bennett	1,639.00
Patent Law & Venture Group	3,402.00
Total Legal - Patent / Trademark	5,041.00
Total Legal	5,041.00
Marketing	
Amazon Marketing Services	1,542.17
Amber Torrealba	10,160.00
Ant Hill Retail	4,000.00
Chad Nelson	40,061.91
FS Overcode BG	192.00
Justin Sloan	250.00
Logical Position	7,188.00
New Leaf / Artic Leaf	4,454.36
Orange County Business Journal	1,125.00
Out Shop It	50,180.00
SEO - Out Shop It	13,000.00
Shut Up and Take My Money	425.00
Trade Show Booth Display	698.95
Viral Sweep Starter	285.00
Marketing - Other	1,231.10
Total Marketing	134,793.49
Meals and Entertainment	
Meals	5,069.05
Total Meals and Entertainment	5,069.05
Miscellaneous D	0.00
Office Supplies	
Staples	855.43
Office Supplies - Other	425.52
Total Office Supplies	1,280.95
Outside Sales	
Abraham Paskowitz	41,717.60
Total Outside Sales	41,717.60
Packaging Expense	
Miller Supply	2,784.23
U Line	131.42
Packaging Expense - Other	-3,411.08
Total Packaging Expense	-495.43
Payroll Expenses	2,769.20
Payroll Tax	2,208.58
Postage and freight	
BT Task Rabbit	127.98
Inbound Freight	498.00
Logistics Cargo	6,986.80
Postage and freight - Other	178.88
Total Postage and freight	7,791.66
Printing - General	228.58

Shark Wheel Skate, LLC
Profit & Loss
January through December 2018

	Jan - Dec 18
Professional Fees	
Donna Thompson	9,550.97
Donnie Doquisa	550.00
Fleming & Co.	78.00
George Wong	7,675.00
I Disclose . Com	500.00
Total Professional Fees	18,353.97
Prototyping Expense	846.46
Rent Expense	
PS Business Park	38,447.10
Total Rent Expense	38,447.10
Repairs and Maintenance	
Ganahl Lumber	1,020.97
Repairs and Maintenance - Other	1,285.88
Total Repairs and Maintenance	2,306.85
Research and Development	
Joseph Rawling - Samples	232.28
R & D - outsourced	
Creative Cloud	200.90
Creative Cloud Photography Plan	139.86
Marguerite Hall	2,745.00
Total R & D - outsourced	3,085.76
R & D - Supplies/Matl	949.51
Research and Development - Other	505.75
Total Research and Development	4,773.30
S W I P	
S W I P - R & D	
Impexio Engineering	5,103.00
Total S W I P - R & D	5,103.00
Total S W I P	5,103.00
Salaries	
Salaries - Research & Developme	
Pedro Valdez - 1099 Misc	32,167.53
Total Salaries - Research & Developme	32,167.53
Salaries - Sales/Retail	
David M Patrick	772.50
Jack Schaefer	18,395.20
Samantha Partick	20,172.50
Total Salaries - Sales/Retail	39,340.20
Salaries - Other	0.00
Total Salaries	71,507.73
Sales Expense	
Sales Commision	
Hansel Esper	100.00
Taylor Blackmon	9,309.22
Veritcal Water - Mike Wetzel	6,726.12
Total Sales Commision	16,135.34
Total Sales Expense	16,135.34
Security	
Brinks Security	383.66
Monitronics	253.64
Security - Other	85.00

Shark Wheel Skate, LLC
Profit & Loss
January through December 2018

	Jan - Dec 18
Total Security	722.30
Shop Supplies	
99 Cent Store	593.37
BJB Enterprises	1,973.65
C V S	38.52
Crown Ace Hardware	17.09
Harbor Freight	945.41
Home Depot -	1,709.49
McFadden Dale	103.71
Michaels Store	16.59
Pep Boys	76.47
Reynolds Advanceed Materials	241.57
Wal Mart Purchases	415.15
Shop Supplies - Other	909.87
Total Shop Supplies	7,040.89
Social Media	
FaceBook	2,536.92
Klaviyo	6,798.25
Linked In	1,795.13
Total Social Media	11,130.30
Storage Unit Expense	1,885.67
Taxes	
Auto License Renewal	870.00
Franchise Tax Board	2,648.62
Property Tax	89.06
Sales Tax	
State Board of Equalization	0.00
Total Sales Tax	0.00
Secretary of State of CA	20.00
Taxes - Other	88.50
Total Taxes	3,716.18
Telephone Expense	
A T & T	1,221.02
Bel Air Internet	425.40
Boost Mobile	600.00
Telephone Insurance	499.00
Total Telephone Expense	2,745.42
Travel Expense	
Air Line	566.94
Hotel	357.79
Parking / Taxi	540.38
Rental Car	361.62
Total Travel Expense	1,826.73
Utilities	
SCE	2,636.73
Total Utilities	2,636.73
Total Expense	673,578.05
Net Ordinary Income	-515,818.12
Other Income/Expense	
Other Income	
Insurance Reim - stolen trailer	11,521.94
Total Other Income	11,521.94
Other Expense	
Amortization Expense	7,496.00
Depreciation	18,571.00

Shark Wheel Skate, LLC
Profit & Loss
January through December 2018

	Jan - Dec 18
Total Other Expense	26,067.00
Net Other Income	-14,545.06
Net Income	**-530,363.18**

Shiver, LLC
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Other Current Assets	
Account Receivable - SW LLC	1.00
Total Other Current Assets	1.00
Total Current Assets	1.00
TOTAL ASSETS	**1.00**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
SW Skate, LLC - Intercompany	17,092.68
Total Other Current Liabilities	17,092.68
Total Current Liabilities	17,092.68
Total Liabilities	17,092.68
Equity	
Equity	-14,686.00
Member	
Member 1 - Shark Wheel, LLC 95%	-13,955.00
Member 2 - George Wong 5%	-734.68
Member 3 - Zack Fleishman	1.00
Total Member	-14,688.68
Retained Earnings	14,683.00
Net Income	-2,400.00
Total Equity	-17,091.68
TOTAL LIABILITIES & EQUITY	**1.00**

Shiver, LLC
2017 Profit & Loss Std
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Expense	
Manufacturing - Indirect	
Molds - Short Life - Expense	2,400.00
Total Manufacturing - Indirect	2,400.00
Total Expense	2,400.00
Net Ordinary Income	-2,400.00
Net Income	**-2,400.00**

Shark Wheel Sports, LLC.
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Other Current Assets	
A/R - Spretail aka VM Innovatio	127,259.60
A/R Up Coming Minds	3,420.00
Intercompany Account Receivable	
Shark Wheel LLC - Intercompany	727.10
SW Skate - Intercompany	202,414.88
Total Intercompany Account Receivable	203,141.98
PrePaid Inventory	
Non-Wheels -	70,541.92
Wheels -	67,781.72
Total PrePaid Inventory	138,323.64
Stock Subscription Receivable	2.00
Total Other Current Assets	472,147.22
Total Current Assets	472,147.22
TOTAL ASSETS	**472,147.22**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Deferred Revenue - A/R	
Spretail aka VM Innovations	276,818.70
Up Coming Minds - Denmark	6,800.00
Total Deferred Revenue - A/R	283,618.70
Intercompany Liabilities	
Shark Wheel LLC - Intercompany	20.00
Total Intercompany Liabilities	20.00
Total Other Current Liabilities	283,638.70
Total Current Liabilities	283,638.70
Total Liabilities	283,638.70
Equity	
Member 1 Shark Wheel,LLC 99.99%	1.00
Member 2 SW Indust Prod 0.01%	1.00
Retained Earnings	44,475.75
Net Income	144,030.77
Total Equity	188,508.52
TOTAL LIABILITIES & EQUITY	**472,147.22**

Shark Wheel Sports, LLC.
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Other Current Assets	
A/R - Spretail aka VM Innovatio	127,259.60
A/R Up Coming Minds	3,420.00
Intercompany Account Receivable	
Shark Wheel LLC - Intercompany	727.10
SW Skate - Intercompany	202,414.88
Total Intercompany Account Receivable	203,141.98
PrePaid Inventory	
Non-Wheels -	70,541.92
Wheels -	67,781.72
Total PrePaid Inventory	138,323.64
Stock Subscription Receivable	2.00
Total Other Current Assets	472,147.22
Total Current Assets	472,147.22
TOTAL ASSETS	**472,147.22**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Deferred Revenue - A/R	
Spretail aka VM Innovations	276,818.70
Up Coming Minds - Denmark	6,800.00
Total Deferred Revenue - A/R	283,618.70
Intercompany Liabilities	
Shark Wheel LLC - Intercompany	20.00
Total Intercompany Liabilities	20.00
Total Other Current Liabilities	283,638.70
Total Current Liabilities	283,638.70
Total Liabilities	283,638.70
Equity	
Member 1 Shark Wheel,LLC 99.99%	1.00
Member 2 SW Indust Prod 0.01%	1.00
Retained Earnings	44,475.75
Net Income	144,030.77
Total Equity	188,508.52
TOTAL LIABILITIES & EQUITY	**472,147.22**

Shark Wheel Industrial Products
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Ordinary Business Income	-39.00
Prototype Revenue	
Hyster Yale	32,705.06
Total Prototype Revenue	32,705.06
Total Income	32,666.06
Cost of Goods Sold	
Cost of Good Sold	
Cost of Goods Sold General	10,990.00
Total Cost of Good Sold	10,990.00
Total COGS	10,990.00
Gross Profit	21,676.06
Expense	
Bank Service Charges	93.35
Depreciation Expense	2,134.00
Legal Expense	
Patent Law	0.00
Total Legal Expense	0.00
Office Supplies	41.85
Product Prototype	11,962.23
Tax	
Franchise Tax Board	1,850.00
Secretary of State - CA	20.00
Total Tax	1,870.00
Total Expense	16,101.43
Net Ordinary Income	5,574.63
Other Income/Expense	
Other Expense	
Amortization Expense	150.00
Total Other Expense	150.00
Net Other Income	-150.00
Net Income	**5,424.63**

Shark Wheel Industrial Products
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Other Current Assets	
Investment in Shark Wheel Skate	-115.00
Investment in Shark Wheel Sport	18.00
Stock Subscription Receivable	1.00
Total Other Current Assets	-96.00
Total Current Assets	-96.00
Fixed Assets	
Accumulated Amortization	-150.00
Accumulated Depreciation	-2,134.00
Mold	
Pallet Jack Mold	28,271.24
Total Mold	28,271.24
Patent	2,000.00
Total Fixed Assets	27,987.24
TOTAL ASSETS	**27,891.24**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Intercompany Liabilities	
Intercompany - Shark Wheel, LLC	1,738.44
Intercompany - SW Skate, LLC	172,447.04
Total Intercompany Liabilities	174,185.48
Total Other Current Liabilities	174,185.48
Total Current Liabilities	174,185.48
Total Liabilities	174,185.48
Equity	
Member 1-Shark Wheel,LLC 99.99%	-19,293.37
Member 2 - S W Skate 0.01%	-18.00
Retained Earnings	-132,407.50
Net Income	5,424.63
Total Equity	-146,294.24
TOTAL LIABILITIES & EQUITY	**27,891.24**